82-3605

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

02055263

SUPPL

02 OCT -3

NEWS RELEASE

CALGARY, ALBERTA - September 27, 2002, Stampede Oils Inc., advises that subject to TSX Venture Exchange approval, the Company has approved incentive stock options, under its existing Stock Option Plan, to two individuals providing critical consulting services to the Company on an ongoing basis. The options involve a total of 650,000 Class "A" common shares at a price of $0.10 per share.

For further information contact P. de Bruycker (403) 265-6166.

STAMPEDE OILS INC. is listed on the TSX Venture Exchange under the symbol STF

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dw 10/9

STAMPEDE OILS INC.

82-3605

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

NEWS RELEASE

CALGARY, ALBERTA - September 27, 2002, Stampede Oils Inc., advises that subject to TSX Venture Exchange approval, the Company has approved incentive stock options, under its existing Stock Option Plan, to two individuals providing critical consulting services to the Company on an ongoing basis. The options involve a total of 650,000 Class "A" common shares at a price of $0.10 per share.

For further information contact P. de Bruycker (403) 265-6166.

STAMPEDE OILS INC. is listed on the TSX Venture Exchange under the symbol **STF**.

82-3605

STAMPEDE OILS INC.
1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

STAMPEDE OILS INC.

STATEMENT OF CASH FLOWS
(Unaudited)

		Six Month Period Ending July 31	
		2002	**2001**
Cash flows **used in operating activities:**			
Loss for the period		$ (437,088)	$ (283,604)
Decrease (increase) in non-cash working capital		(229,746)	129,956
		(666,834)	(153,648)
Cash flows **used in investing:**			
Due from related parties		(9,596)	(9,042)
Oil & gas properties – net proceeds		339,479	(323,986)
Investment in related party		1,000	150,000
		330,883	(183,028)
Cash flow **from financing**:			
Increase in share capital		486,762	400,000
		486,762	400,000
Increase in cash		150,811	63,294
Cash, (deficiency) beginning of year	(1)	(110,238)	(48,969)
Cash, end of period		40,573	14,325

(1) Note: **Cash includes current bank indebtedness.**

STAMPEDE OILS INC.

STATEMENT OF LOSS AND DEFICIT
(Unaudited)

	Six Month Period Ending July 31	
	2002	**2001**
Income:		
Oil and gas sales	$ 4,388	$ -0-
Royalty income	8,086	-0-
Other income	10,984	20,744
	23,458	20,744
Expenditures:		
Operating expense, lease rentals	45,894	19,761
Interest expense	224,525	112,732
Administration costs	190,127	171,855
	460,546	304,348
Loss from operations	437,088	283,604
Deficit, beginning of period	22,773,301	21,461,538
Deficit, end of period	$ 23,210,389	$ 21,745,142
Loss per share	$ .0062	$ .0044

1. **Basis of Presentation**

The accompanying unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These statements follow the same accounting policies and methods of applications as the most recent audited financial statements dated January 31, 2002.

2. **Share Capital**

Issued and outstanding shares as at July 31, 2002, 69,885,447 Class A common shares. On February 14, 2002 400,000 Class A shares were issued pursuant to a Private Placement financing at $0.18 per share, on June 14, 2002 3,597,884 Class A common shares were issued pursuant to a private placing financing at $0.1125 per share.

3. **Stock Options**

During the period, 100,000 options at $0.10 per share where exercised by a director of the Company.

82-3605

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

STAMPEDE OILS INC.

STATEMENT OF CASH FLOWS
(Unaudited)

		Six Month Period Ending July 31	
		2002	**2001**
Cash flows used in operating activities:			
Loss for the period		$ (437,088)	$ (283,604)
Decrease (increase) in non-cash working capital		(229,746)	129,956
		(666,834)	(153,648)
Cash flows used in investing:			
Due from related parties		(9,596)	(9,042)
Oil & gas properties – net proceeds		339,479	(323,986)
Investment in related party		1,000	150,000
		330,883	(183,028)
Cash flow from financing:			
Increase in share capital		486,762	400,000
		486,762	400,000
Increase in cash		150,811	63,294
Cash, (deficiency) beginning of year	(1)	(110,238)	(48,969)
Cash, end of period		40,573	14,325

(1) Note: **Cash includes current bank indebtedness.**

2038-23

STAMPEDE OILS INC.

STATEMENT OF LOSS AND DEFICIT
(Unaudited)

	Six Month Period Ending July 31	
	2002	**2001**
Income:		
Oil and gas sales	$ 4,388	$ -0-
Royalty income	8,086	-0-
Other income	10,984	20,744
	23,458	20,744
Expenditures:		
Operating expense, lease rentals	45,894	19,761
Interest expense	224,525	112,732
Administration costs	190,127	171,855
	460,546	304,348
Loss from operations	437,088	283,604
Deficit, beginning of period	22,773,301	21,461,538
Deficit, end of period	$ 23,210,389	$ 21,745,142
Loss per share	$ .0062	$ .0044

1. **Basis of Presentation**

The accompanying unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These statements follow the same accounting policies and methods of applications as the most recent audited financial statements dated January 31, 2002.

2. **Share Capital**

Issued and outstanding shares as at July 31, 2002, 69,885,447 Class A common shares. On February 14, 2002 400,000 Class A shares were issued pursuant to a Private Placement financing at $0.18 per share, on June 14, 2002 3,597,884 Class A common shares were issued pursuant to a private placing financing at $0.1125 per share.

3. **Stock Options**

During the period, 100,000 options at $0.10 per share where exercised by a director of the Company.

82-36055

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

September 26, 2002

02 OCT -3

STATUS/ACTIVITY UPDATE SUMMARY

TURNER VALLEY, SOUTHWESTERN ALBERTA

A. CURRENT OPERATIONS

1. **Stampede Turner Valley 2-34-20-3 W5M (24.86%)** oil discovery well – **(refer to accompanying schematics and related discussion)**

   Once this well has finally had a major part of the reservoir blockage material cleaned out, the ultimate oil production rate is still expected to be in the range of 1,000 barrels per day. This production rate is based on available pertinent reservoir data.

   Though the clean-out production pump operation on this well commenced on April 5th of this year, the unexpected incredible amount of blockage material and attendant load water to be recovered from the reservoir has resulted in a much longer cleanup operation. The later part of this cleanup operation is discussed in detail in the accompanying dissertation.

   The extended clean-out has resulted in a deferment of the expected production rate and related revenue to date. However, as of the writing of this update summary, wellhead monitoring indicates that the oil production rate from the 2-34 well is steadily increasing.

   Revenues from this well, by the later part of this year, are expected to be considerable.

2. **IMP Berkley Turner Valley 8-21-21-3 W5M gas well (5.56% - 18.6%)**

   The 18-km pipeline to the nearby gas plant is expected to resume operation in mid November, at which time revenues related to the company's interest in this well will be forthcoming.

3. **BPC (Anadarko) et al Turner Valley 10-16-21-3 W5M gas well (7.45%)**

   As the Company did not participate in the drilling of this well and as its status is that of a tenant in common, revenue related to its interest should be forthcoming after the operator realizes recovery of the initial overall well cost. This should be in a matter of months.

4. **Impact et al Calgary 6-8-22-3 W5M gas well (4.41% combined carried and working interest)**

   This well encountered approximately 85 feet of net gas pay. An engineering assessment of production test data indicates that gas production capability should be a minimum of approximately 12 mmcf (million cubic feet) per day to in excess of 20 mmcf per day. Gas from this well is expected to be on production prior to the end of December.

5. **Fortune et al Hartell 4-13-19-2 W5M gas well (21.25% BPO, 5.3125% APO)**

   This well is intended to be on production by year end at an expected production rate of approximately 5 mmcf per day.

6. **Fortune et al Hartell 11-12-19-2 W5M gas well (10.625%)**

   The deepening operation of this offset development well should commence early next year, after the 4-13 discovery well has commenced production. As this well is intended to incorporate a near horizontal drilling component, the expected gas production should be approximately 12-15 mmcf per day.

82-3605

B. FUTURE TURNER VALLEY AREA OPERATIONS

1. **Stampede Raptor et al 12-4-22-3 W5M (gas) (18.594%)**

Stampede and its working interest partners have commenced preparation for the necessary Public Consultation Process by which to apply for a drilling license for this well. The target horizon for this well is the underlying Turner Valley overthrust reservoir which is indicated to be gas-bearing at this location.

This well immediately offsets and is adjacent to the producing Startech (Impact) 7-5 gas discovery well and the very recent Impact 6-8 gas development well.

It is interpreted that the drilling of this well will encounter approximately 90 feet of net gas pay with a production capability of in excess of 10 mmcf per day.

It is expected that the drilling of this well should commence prior to the end of December.

Two currently producing wells, approximately five miles to the northwest, have each produced approximately 80 BCF of gas to date.

2. **Sec 28 Twp 21 Rge 3 W5M (gas) (approximately 16%)**

Stampede has been advised that Anadarko, one of the working interest partners in this Section is desirous of having a well drilled in the underlying P&NG lease.

Two other wells are planned for early next year. One in the S1/2 of **Sec 3 Twp 20 Rge 3 W5M** and a whipstock of the currently suspended **Stampede Bcat et al TV 6-23-20-3 W5M** well. Both of these wells will be offset development wells to the Stampede Turner Valley 2-34 oil discovery well.

Three additional well operations are pending, subject to completion of the above wells. Two for Regional Turner Valley oil and the third for Devonian gas reserves. These will be dealt with in detail in a follow-up operations update.

Available financing for these operations is definitely not a concern.

3. OIL & GAS REVENUES FORECAST

The Company expects to generate significant revenues from at least 10 different wells in the greater Turner Valley area by mid next year. These are expected to accrue to approximately $2.3 million (Can.) after Crown royalty. Significant production from four of these wells should be flowing prior to the current year end with related net revenues of approximately $220,000.00.

With regard to some very recent expressed shareholder concerns, the interpreted size of the bypassed deep Regional Turner Valley formation oil pool encompasses in excess of 80 sections (51,200 acres+). The magnitude of the ultimate developed recoverable oil and gas reserves and ongoing related production rates expected from this pool, will more than offset any possible negative affects from the Kyoto Accord, if it is implemented.

The greatly extended time frame in which to reach the production stabilization of the 2-34 oil discovery, was totally unexpected. However, shareholders are advised that ultimately their patience with regard to being informed of stabilized production data from the 2-34 oil discovery will be well worth the wait.

STAMPEDE OILS INC. is listed on the TSX Venture Exchange under the symbol STF.

Stampede Turner Valley 2-34-20-3W5M
Schematic map view
(Four Stages)

Interpreted Sludge/Emulsion Blockage
Contamination Zone Delineation



A
B
C
D
OIL
1000 ft.

STAMPEDE TURNER VALLEY 2-34-20-3 W5M
SCHEMATIC MAP VIEW

INTERPRETED SLUDGE/EMULSION BLOCKAGE
CONTAMINATION ZONE DELINEATION

DISSERTATION

A. Original irregular configuration probably approximately 1,000 feet in diameter, containing scattered accumulations of acid sludge emulsion material immersed within the reservoir oil. This sludge blockage material contains two acid-induced by-products (1) greigite, Fe_3S_4 and (2) mackinawite, Fe_9S_8, mixed with the previously injected calcium carbonate, CaC03, ashphaltines and paraffin.

Also in this zone are slugs of load water still to be recovered which contain the same sludge blockage material.

As clean oil from the reservoir outside the emulsion/contamination zone travels through it and towards the wellbore, the sludge blockage material is moved with it, continually causing it to be concentrated, impacting the reservoir in the near wellbore vicinity. This impedes and blocks intermittently, recovery of fluid from the reservoir. Gas and water are able to flow by the blockage material easier than oil as oil has greater viscosity and is very sensitive to the sludge emulsion blockage.

B./C. As more load water and oil is recovered from the reservoir, the contamination zone is continually diminishing in size. However, this contributes to a continuing greater concentration/impacting of sludge blockage material in the near wellbore area of the reservoir. Consequently the fluid recovery is impeded severely with frequent and sporadic blockage.

D. Nearing the end of the acid-induced sludge emulsion blockage recovery stage, the areal extent of the contamination zone is greatly reduced and different zones and channels in this zone within the reservoir, start to clean out the blockage material. This allows for residual load water and fresh oil from beyond the contamination zone to flow through and be recovered. During this stage, the plugging effect though it is on a less frequent basis, is the most severe. However, as indicated with wellhead monitoring, a great amount of blockage material is expelled from the reservoir and the overall fluid recovery with increasing oil content is experienced. This fluid recovery is interspersed with an abnormally high gas entry into the wellbore, along with some severe gas lock effect, as a result of fluid blockage.

An unfortunate ramification during the latter part of Stage D is that as an increased amount of blockage material is expelled from the formation, there is a tendency for the pump to become plugged off. This has happened three to four times recently and takes a few hours of careful remedial work to rectify. Shareholders might recall that the first downhole pump had to be retrieved from the well in mid June as it had become completely seized up as a result of the recovery of the $CaC0_3$ plugging material that had been injected into the reservoir. The current downhole pump is designed to better withstand such plugging effect.

The expected time by which to have enough blockage material recovered from the reservoir to facilitate a meaningful sustained oil production rate is not verifiable at this time, but indications are that it will not be too much longer.

January 31, 2000

Calgary, Alberta
T2P 3J4

Attention:

Dear

RE: Stampede Oil 2-34-20-3W5

After reviewing the invoice for the treatment on the above well the acid blend that was pumped was:

15% HCl Acid	
6 kg/m³ Nowferr 1	Iron Control
30 L/m³ Nowferr 3	Corrosion Inhibitor
7 kg/m³ Nowferr 12	Iron Control
1.2 kg/m³ Nowferr 14P	Iron Control
2 L/m³ NE-118H	Non Emulsifying Surfactant

The above blend is best suited for a gas well. If 2-34 is in fact an oil well, if supplied an oil sample we can 1) test the above blend with the oil to see what would happen and 2) if the above blend is not suitable, come up with a blend that is.

If you have any questions please call me at BJ Services, phone 531-5172.

Yours truly,

BJ Services Company Canada

P.Eng.
Stimulation Services

JRW/sml

COMPANY Stampede Oils Inc.
WELL Stampede Turner Valley 2-34-20-3W5 FILE 52137
PROJECT Solids Characterization DATE 02-08-20

Mineral Name	Chemical Formul
Mackinawite	Fe_9S
Greigite	Fe_3S
Calcite	CaCO
Halite	NaC



45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Amount present
19%
37%
44%
Mackinawite
Greigite
Calcite

Figure 6. Detected crystalline components from the XRD scan (Halite Removed).



40%
35%
30%
25%
20%
15%
10%
5%
0%
Amount present
17%
33%
39%
10%
Mackinawite
Greigite
Calcite
Halite

Figure 5. Detected crystalline components from the XRD scan.



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2%
1%
Trace
97%
Quartz
Mackinawite
Sylvite
Calcite



70%
60%
50%
40%
30%
20%
10%
0%
Amount present
5%
17%
2%
63%
10%
3%
Quartz
Mackinawite
Sylvite
Calcite
Greigite
Pyrite

RAPTOR CAPITAL CORPORATION

Raptor Capital Corporation ("Raptor") announces Successful Testing of Development Well at Turner Valley

CALGARY, August 28, 2002 – Mr. Norman J. Mackenzie, Chairman of Raptor Capital Corporation ("Raptor"), reports that in August 2002 Raptor Capital Corporation confirmed its major success at the Whiskey Creek Lsd 6 Sec 8 Twp 22 Rge 3 W5M development well at Turner Valley. The well, which was drilled and cased in May 2002 with over 180 ft of net pay indicated on electric logs has tested at a daily rate of 4.0 mmcf of natural gas and 30 BBls/mmcf of 56 API condensate which was the maximum capacity of the on site incinerator tester. Raptor's in-house engineering analysis of the well indicates potential of 15 mmcf/day plus approximately 50 BBls per mmcf of condensate and natural gas liquids. Raptor has a 2.7% gross overriding royalty in the well during payout plus a 1.8% working interest; after payout Raptor will have a 10.8% working interest in the well.

The 6-8 well is a step-out of a recent discovery in Section 5 Twp 22 Rge 3 W5M directly to the south. Raptor has a 24% working interest in Section 4 situated directly east of the Section 5 well and diagonally offsetting the Section 8 well. Raptor intends to drill a well on Section 4 during the next 12 months.

For further information, please contact Norman Mackenzie or Neil Kennedy at (403) 266-5515.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

phone: (403) 266-5515 fax: (403) 269-7953 investor relations: 1.888.344.7999
email: raptap@ibm.net website: http://www.raptap.com
Suite 700, 444 Fifth Avenue S.W., Calgary, Alta. T2P 2T8

82-3605

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

September 26, 2002

STATUS/ACTIVITY UPDATE SUMMARY

TURNER VALLEY, SOUTHWESTERN ALBERTA

A. CURRENT OPERATIONS

1. **Stampede Turner Valley 2-34-20-3 W5M (24.86%)** oil discovery well – **(refer to accompanying schematics and related discussion)**

   Once this well has finally had a major part of the reservoir blockage material cleaned out, the ultimate oil production rate is still expected to be in the range of 1,000 barrels per day. This production rate is based on available pertinent reservoir data.

   Though the clean-out production pump operation on this well commenced on April 5th of this year, the unexpected incredible amount of blockage material and attendant load water to be recovered from the reservoir has resulted in a much longer cleanup operation. The later part of this cleanup operation is discussed in detail in the accompanying dissertation.

   The extended clean-out has resulted in a deferment of the expected production rate and related revenue to date. However, as of the writing of this update summary, wellhead monitoring indicates that the oil production rate from the 2-34 well is steadily increasing.

   Revenues from this well, by the later part of this year, are expected to be considerable.

2. **IMP Berkley Turner Valley 8-21-21-3 W5M gas well (5.56% - 18.6%)**

   The 18-km pipeline to the nearby gas plant is expected to resume operation in mid November, at which time revenues related to the company's interest in this well will be forthcoming.

3. **BPC (Anadarko) et al Turner Valley 10-16-21-3 W5M gas well (7.45%)**

   As the Company did not participate in the drilling of this well and as its status is that of a tenant in common, revenue related to its interest should be forthcoming after the operator realizes recovery of the initial overall well cost. This should be in a matter of months.

4. **Impact et al Calgary 6-8-22-3 W5M gas well (4.41% combined carried and working interest)**

   This well encountered approximately 85 feet of net gas pay. An engineering assessment of production test data indicates that gas production capability should be a minimum of approximately 12 mmcf (million cubic feet) per day to in excess of 20 mmcf per day. Gas from this well is expected to be on production prior to the end of December.

5. **Fortune et al Hartell 4-13-19-2 W5M gas well (21.25% BPO, 5.3125% APO)**

   This well is intended to be on production by year end at an expected production rate of approximately 5 mmcf per day.

6. **Fortune et al Hartell 11-12-19-2 W5M gas well (10.625%)**

   The deepening operation of this offset development well should commence early next year, after the 4-13 discovery well has commenced production. As this well is intended to incorporate a near horizontal drilling component, the expected gas production should be approximately 12-15 mmcf per day.

B. FUTURE TURNER VALLEY AREA OPERATIONS

1. **Stampede Raptor et al 12-4-22-3 W5M (gas) (18.594%)**

Stampede and its working interest partners have commenced preparation for the necessary Public Consultation Process by which to apply for a drilling license for this well. The target horizon for this well is the underlying Turner Valley overthrust reservoir which is indicated to be gas-bearing at this location.

This well immediately offsets and is adjacent to the producing Startech (Impact) 7-5 gas discovery well and the very recent Impact 6-8 gas development well.

It is interpreted that the drilling of this well will encounter approximately 90 feet of net gas pay with a production capability of in excess of 10 mmcf per day.

It is expected that the drilling of this well should commence prior to the end of December.

Two currently producing wells, approximately five miles to the northwest, have each produced approximately 80 BCF of gas to date.

2. **Sec 28 Twp 21 Rge 3 W5M (gas) (approximately 16%)**

Stampede has been advised that Anadarko, one of the working interest partners in this Section is desirous of having a well drilled in the underlying P&NG lease.

Two other wells are planned for early next year. One in the **S1/2 of Sec 3 Twp 20 Rge 3 W5M** and a whipstock of the currently suspended **Stampede Bcat et al TV 6-23-20-3 W5M** well. Both of these wells will be offset development wells to the Stampede Turner Valley 2-34 oil discovery well.

Three additional well operations are pending, subject to completion of the above wells. Two for Regional Turner Valley oil and the third for Devonian gas reserves. These will be dealt with in detail in a follow-up operations update.

Available financing for these operations is definitely not a concern.

3. OIL & GAS REVENUES FORECAST

The Company expects to generate significant revenues from at least 10 different wells in the greater Turner Valley area by mid next year. These are expected to accrue to approximately $2.3 million (Can.) after Crown royalty. Significant production from four of these wells should be flowing prior to the current year end with related net revenues of approximately $220,000.00.

With regard to some very recent expressed shareholder concerns, the interpreted size of the bypassed deep Regional Turner Valley formation oil pool encompasses in excess of 80 sections (51,200 acres+). The magnitude of the ultimate developed recoverable oil and gas reserves and ongoing related production rates expected from this pool, will more than offset any possible negative affects from the Kyoto Accord, if it is implemented.

The greatly extended time frame in which to reach the production stabilization of the 2-34 oil discovery, was totally unexpected. However, shareholders are advised that ultimately their patience with regard to being informed of stabilized production data from the 2-34 oil discovery will be well worth the wait.

STAMPEDE OILS INC. is listed on the TSX Venture Exchange under the symbol STF.

Stampede Turner Valley 2-34-20-3W5M
Schematic map view
(Four Stages)

Interpreted Sludge/Emulsion Blockage Contamination Zone Delineation



A
B
C
D
OIL
1000 ft.

STAMPEDE TURNER VALLEY 2-34-20-3 W5M
SCHEMATIC MAP VIEW

INTERPRETED SLUDGE/EMULSION BLOCKAGE
CONTAMINATION ZONE DELINEATION

DISSERTATION

A. Original irregular configuration probably approximately 1,000 feet in diameter, containing scattered accumulations of acid sludge emulsion material immersed within the reservoir oil. This sludge blockage material contains two acid-induced by-products (1) greigite, Fe_3S_4 and (2) mackinawite, Fe_9S_8, mixed with the previously injected calcium carbonate, CaC03, ashphaltines and paraffin.

Also in this zone are slugs of load water still to be recovered which contain the same sludge blockage material.

As clean oil from the reservoir outside the emulsion/contamination zone travels through it and towards the wellbore, the sludge blockage material is moved with it, continually causing it to be concentrated, impacting the reservoir in the near wellbore vicinity. This impedes and blocks intermittently, recovery of fluid from the reservoir. Gas and water are able to flow by the blockage material easier than oil as oil has greater viscosity and is very sensitive to the sludge emulsion blockage.

B./C. As more load water and oil is recovered from the reservoir, the contamination zone is continually diminishing in size. However, this contributes to a continuing greater concentration/impacting of sludge blockage material in the near wellbore area of the reservoir. Consequently the fluid recovery is impeded severely with frequent and sporadic blockage.

D. Nearing the end of the acid-induced sludge emulsion blockage recovery stage, the areal extent of the contamination zone is greatly reduced and different zones and channels in this zone within the reservoir, start to clean out the blockage material. This allows for residual load water and fresh oil from beyond the contamination zone to flow through and be recovered. During this stage, the plugging effect though it is on a less frequent basis, is the most severe. However, as indicated with wellhead monitoring, a great amount of blockage material is expelled from the reservoir and the overall fluid recovery with increasing oil content is experienced. This fluid recovery is interspersed with an abnormally high gas entry into the wellbore, along with some severe gas lock effect, as a result of fluid blockage.

An unfortunate ramification during the latter part of Stage D is that as an increased amount of blockage material is expelled from the formation, there is a tendency for the pump to become plugged off. This has happened three to four times recently and takes a few hours of careful remedial work to rectify. Shareholders might recall that the first downhole pump had to be retrieved from the well in mid June as it had become completely seized up as a result of the recovery of the $CaC0_3$ plugging material that had been injected into the reservoir. The current downhole pump is designed to better withstand such plugging effect.

The expected time by which to have enough blockage material recovered from the reservoir to facilitate a meaningful sustained oil production rate is not verifiable at this time, but indications are that it will not be too much longer.

January 31, 2000

Calgary, Alberta
T2P 3J4

Attention:

Dear

RE: Stampede Oil 2-34-20-3W5

After reviewing the invoice for the treatment on the above well the acid blend that was pumped was:

15% HCl Acid	
6 kg/m³ Nowferr 1	Iron Control
30 L/m³ Nowferr 3	Corrosion Inhibitor
7 kg/m³ Nowferr 12	Iron Control
1.2 kg/m³ Nowferr 14P	Iron Control
2 L/m³ NE-118H	Non Emulsifying Surfactant

The above blend is best suited for a gas well. If 2-34 is in fact an oil well, if supplied an oil sample we can 1) test the above blend with the oil to see what would happen and 2) if the above blend is not suitable, come up with a blend that is.

If you have any questions please call me at BJ Services, phone 531-5172.

Yours truly,

BJ Services Company Canada

, P.Eng.
Stimulation Services

JRW/sml

Core Lab

COMPANY	Stampede Oils Inc.		
WELL	Stampede Turner Valley 2-34-20-3W5	FILE	52137
PROJECT	Solids Characterization	DATE	02-08-20

Mineral Name	Chemical Formul
Mackinawite	FeₒS
Greigite	Fe₃S
Calcite	CaCC
Halite	NaC


45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Amount present
15%
37%
44%
Mackinawite
Greigite
Calcite

Figure 6. Detected crystalline components from the XRD scan (Halite Removed).


40%
35%
30%
25%
20%
15%
10%
5%
0%
Amount present
17%
33%
39%
10%
Mackinawite
Greigite
Calcite
Halite

Figure 5. Detected crystalline components from the XRD scan.


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2%
1%
Trace
97%
Quartz
Mackinawite
Sylvite
Calcite


70%
60%
50%
40%
30%
20%
10%
0%
Amount present
5%
17%
2%
63%
10%
3%
Quartz
Mackinawite
Sylvite
Calcite
Greigite
Pyrite

RAPTOR CAPITAL CORPORATION

Raptor Capital Corporation ("Raptor") announces Successful Testing of Development Well at Turner Valley

CALGARY, August 28, 2002 – Mr. Norman J. Mackenzie, Chairman of Raptor Capital Corporation ("Raptor"), reports that in August 2002 Raptor Capital Corporation confirmed its major success at the Whiskey Creek Lsd 6 Sec 8 Twp 22 Rge 3 W5M development well at Turner Valley. The well, which was drilled and cased in May 2002 with over 180 ft of net pay indicated on electric logs has tested at a daily rate of 4.0 mmcf of natural gas and 30 BBls/mmcf of 56 API condensate which was the maximum capacity of the on site incinerator tester. Raptor's in-house engineering analysis of the well indicates potential of 15 mmcf/day plus approximately 50 BBls per mmcf of condensate and natural gas liquids. Raptor has a 2.7% gross overriding royalty in the well during payout plus a 1.8% working interest; after payout Raptor will have a 10.8% working interest in the well.

The 6-8 well is a step-out of a recent discovery in Section 5 Twp 22 Rge 3 W5M directly to the south. Raptor has a 24% working interest in Section 4 situated directly east of the Section 5 well and diagonally offsetting the Section 8 well. Raptor intends to drill a well on Section 4 during the next 12 months.

For further information, please contact Norman Mackenzie or Neil Kennedy at (403) 266-5515.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

phone: (403) 266-5515 fax: (403) 269-7953 investor relations: 1.888.344.7999
email: raptap@ibm.net website: http://www.raptap.com
Suite 700, 444 Fifth Avenue S.W., Calgary, Alta. T2P 2T8

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

September 30, 2002

Securities and Exchange Commission
Office of International Corp. Finance
450 – 5th Street S.W. (3094)
Washington, D.C. 20549

Dear Sir or Madam:

RE: Corporation No. 82-3605

Enclosed please find duplicate copies of information we are required to file under Rule 12g3-2(b).

Yours truly,

STAMPEDE OILS INC.

Pam de Bruycker

/pdB
Encl.

e.s.corp.sec.jan01